BAKER & McKENZIE
[redacted]務所

05008359

SUPPL

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 23 2005
WASH, D.C.
190

Our ref: 32002208-000003
By Hand

13 May 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated 4 May, 2005, copies of which are enclosed with this letter (A list of index provided in <u>Annex 1</u>).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
MAY 25 2005
THOMSON FINANCIAL

Allen Shyu/Michelle Li

Encl.

ANDREW J.L. AGLIONBY
BRIAN BARRON
EDMOND CHAN
ELSA S.C. CHAN
RICO W.K. CHAN
BARRY W.M. CHENG
MILTON CHENG
DEBBIE F. CHEUNG
PEGGY P.Y. CHEUNG
CHEUNG YUK-TONG
STEPHEN R. ENO*
DAVID FLEMING
GEORGE FORRAI*
GRAEME R. HALFORD
WILLIAM KUO
HARVEY LAU
ANGELA W.Y. LEE**
LAWRENCE LEE
NANCY LEIGH
ANITA P.F. LEUNG
CHEUK YAN LEUNG
LI CHIANG LING
JACKIE LO
ANDREW W. LOCKHART
LOO SHIH YANN
MICHAEL A. OLESNICKY
ANTHONY K.S. POON*
GARY SEIB
STEVEN SIEKER
CHRISTOPHER SMITH
DAVID SMITH
F. JEANNIE SMITH
ANDREW TAN
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG**
KAREN TO

REGISTERED FOREIGN LAWYERS
SCOTT D. CLEMENS (NEW YORK)
JOHN V. GROBOWSKI (WASHINGTON, DC)
STANLEY JIA (NEW YORK)
ANDREAS W. LAUFFS (NEW YORK; GERMANY)
WON LEE (NEW YORK)
FLORENCE LI (NEW YORK)
STEPHEN M. NELSON (CALIFORNIA)
JULIE JIMMERSON PENG (CALIFORNIA)
JOSEPH T. SIMONE (CALIFORNIA)
RICHARD L. WEISMAN (MASSACHUSETTS)
WINSTON K.T. ZEE (WASHINGTON, DC)

*Notary Public
**China-Appointed Attesting Officer

Baker & McKenzie is a member of Baker & McKenzie International, a Swiss Verein.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on May 4, 2005

1. CSCL- Clarification Announcement-released on 12 May 2005

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

B22

THE STANDARD 12 MAY 2005



中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

CLARIFICATION ANNOUNCEMENT

Reference is made to the 2004 Annual Report (the "Annual Report") issued by China Shipping Container Lines Company Limited (the "Company"). The board of directors of the Company (the "Board") would like to rectify the following incorrect information contained in the Annual Report as a result of a clerical error. Contrary to what is stated on page 38 of the Annual Report under the section headed "Substantial Shareholders' Interest" and according to the register (the "Register") kept by the Company pursuant to section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO"), as at 31 December 2004, none of BNP Paribas S.A., Morgan Stanley, Morgan Stanley Capital Management, LLC and Morgan Stanley Domestic Capital Inc. have interests or short positions in the shares of the Company that would require to be notified to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO. So far as was known to the directors of the Company and save for the above, the other disclosures as contained in the section headed "Substantial Shareholders' Interest" of the Annual Report correctly reflect the information set out on the Register as at 31 December 2004.

By order of the Board
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
11 May 2005

The board of directors of the Company as at the date of this announcement comprises of Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yan Mingyi and Mr. Zhang Guofa, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".*

BAKER & MCKENZIE

貝克・麥堅時律師事務所



SEC MAIL PROCESSING
RECEIVED
MAY 2 3 2005
WASH. D.C.
190
SECTION

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

13 May 2005

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated 4 May, 2005, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu/Michelle Li

Encl.

ANDREW J.L. AGLIONBY
BRIAN BARRON
EDMOND CHAN
ELSA S.C. CHAN
RICO W.K. CHAN
BARRY W.M. CHENG
MILTON CHENG
DEBBIE F. CHEUNG
PEGGY P.Y. CHEUNG
CHEUNG YUK-TONG
STEPHEN R. ENO*
DAVID FLEMING
GEORGE FORRAI*

GRAEME R. HALFORD
WILLIAM KUO
HARVEY LAU
ANGELA W.Y. LEE**
LAWRENCE LEE
NANCY LEIGH
ANITA P.F. LEUNG
CHEUK YAN LEUNG
LI CHIANG LING
JACKIE LO
ANDREW W. LOCKHART
LOO SHIH YANN
MICHAEL A. OLESNICKY

ANTHONY K.S. POON*
GARY SEIB
STEVEN SIEKER
CHRISTOPHER SMITH
DAVID SMITH
F. JEANNIE SMITH
ANDREW TAN
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG**
KAREN TO

REGISTERED FOREIGN LAWYERS
SCOTT D. CLEMENS (NEW YORK)
JOHN V. GROBOWSKI (WASHINGTON, DC)
STANLEY JIA (NEW YORK)
ANDREAS W. LAUFFS (NEW YORK; GERMANY)
WON LEE (NEW YORK)
FLORENCE LI (NEW YORK)
STEPHEN M. NELSON (CALIFORNIA)
JULIE JIMMERSON PENG (CALIFORNIA)
JOSEPH T. SIMONE (CALIFORNIA)
RICHARD L. WEISMAN (MASSACHUSETTS)
WINSTON K.T. ZEE (WASHINGTON, DC)

*Notary Public
**China-Appointed Attesting Officer

Baker & McKenzie is a member of Baker & McKenzie International, a Swiss Verein.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on May 4, 2005

1. CSCL- Clarification Announcement-released on 12 May 2005

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

B22

THE STANDARD 12 MAY 2005



中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

CLARIFICATION ANNOUNCEMENT

Reference is made to the 2004 Annual Report (the "Annual Report") issued by China Shipping Container Lines Company Limited (the "Company"). The board of directors of the Company (the "Board") would like to rectify the following incorrect information contained in the Annual Report as a result of a clerical error. Contrary to what is stated on page 38 of the Annual Report under the section headed "Substantial Shareholders' Interest" and according to the register (the "Register") kept by the Company pursuant to section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO"), as at 31 December 2004, none of BNP Paribas S.A., Morgan Stanley, Morgan Stanley Capital Management, LLC and Morgan Stanley Domestic Capital Inc. have interests or short positions in the shares of the Company that would require to be notified to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO. So far as was known to the directors of the Company and save for the above, the other disclosures as contained in the section headed "Substantial Shareholders' Interest" of the Annual Report correctly reflect the information set out on the Register as at 31 December 2004.

By order of the Board
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
11 May 2005

The board of directors of the Company as at the date of this announcement comprises of Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yan Mingyi and Mr. Zhang Guofa, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".*

BAKER & McKENZIE

貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com


SEC MAIL PROCESSING
RECEIVED
MAY 23 2005
WASH, D.C.
190
SECTION

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

13 May 2005

Our ref: 32002208-000003
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated 4 May, 2005, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu/Michelle Li

Encl.

ANDREW J.L. AGLIONBY
BRIAN BARRON
EDMOND CHAN
ELSA S.C. CHAN
RICO W.K. CHAN
BARRY W.M. CHENG
MILTON CHENG
DEBBIE F. CHEUNG
PEGGY P.Y. CHEUNG
CHEUNG YUK-TONG
STEPHEN R. ENO*
DAVID FLEMING
GEORGE FORRAI*
GRAEME R. HALFORD
WILLIAM KUO
HARVEY LAU
ANGELA W.Y. LEE**
LAWRENCE LEE
NANCY LEIGH
ANITA P.F. LEUNG
CHEUK YAN LEUNG
LI CHIANG LING
JACKIE LO
ANDREW W. LOCKHART
LOO SHIH YANN
MICHAEL A. OLESNICKY
ANTHONY K.S. POON*
GARY SEIB
STEVEN SIEKER
CHRISTOPHER SMITH
DAVID SMITH
F. JEANNIE SMITH
ANDREW TAN
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG**
KAREN TO

REGISTERED FOREIGN LAWYERS
SCOTT D. CLEMENS (NEW YORK)
JOHN V. GROBOWSKI (WASHINGTON, DC)
STANLEY JIA (NEW YORK)
ANDREAS W. LAUFFS (NEW YORK; GERMANY)
WON LEE (NEW YORK)
FLORENCE LI (NEW YORK)
STEPHEN M. NELSON (CALIFORNIA)
JULIE JIMMERSON PENG (CALIFORNIA)
JOSEPH T. SIMONE (CALIFORNIA)
RICHARD L. WEISMAN (MASSACHUSETTS)
WINSTON K.T. ZEE (WASHINGTON, DC)

*Notary Public
**China-Appointed Attesting Officer

Baker & McKenzie is a member of Baker & McKenzie International, a Swiss Verein.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on May 4, 2005

1. CSCL- Clarification Announcement-released on 12 May 2005

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

B22

THE STANDARD 12 MAY 2005



中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

CLARIFICATION ANNOUNCEMENT

Reference is made to the 2004 Annual Report (the "Annual Report") issued by China Shipping Container Lines Company Limited (the "Company"). The board of directors of the Company (the "Board") would like to rectify the following incorrect information contained in the Annual Report as a result of a clerical error. Contrary to what is stated on page 38 of the Annual Report under the section headed "Substantial Shareholders' Interest" and according to the register (the "Register") kept by the Company pursuant to section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO"), as at 31 December 2004, none of BNP Paribas S.A., Morgan Stanley, Morgan Stanley Capital Management, LLC and Morgan Stanley Domestic Capital Inc. have interests or short positions in the shares of the Company that would require to be notified to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO. So far as was known to the directors of the Company and save for the above, the other disclosures as contained in the section headed "Substantial Shareholders' Interest" of the Annual Report correctly reflect the information set out on the Register as at 31 December 2004.

By order of the Board
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
11 May 2005

The board of directors of the Company as at the date of this announcement comprises of Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yan Mingyi and Mr. Zhang Guofa, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".*